MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
SECOND QUARTER ENDED JUNE 30, 2018
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated August 8, 2018, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and six months ended June 30, 2018. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2017 and the related MD&A included in the 2017 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.
For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects, and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
SECOND QUARTER 2018 HIGHLIGHTS

•	Gross profit for the second quarter 2018 was $29.6 million, down $6.3 million or 18% from the same prior year period.

•	Attributable gold production, inclusive of joint venture operations, for the second quarter 2018 was 214,000 ounces, down 9,000 ounces from the same prior year period.

•	Gold margin[2] for the second quarter 2018 was $487 per ounce, down $29 per ounce from the same prior year period.

•	Cost of sales for the second quarter 2018 was $826 per ounce, up 8% from the same prior year period.

•	Total cash costs[2] for the second quarter 2018 were $812 per ounce produced, up 10% from the same prior year period.

•	All-in sustaining costs[2] for the second quarter 2018 were $1,077 per ounce sold, up 10% from the same prior year period.

•	Net cash from operating activities for the second quarter 2018 was $50.6 million, down $35.6 million or 41% from the same prior year period.

•	Net cash from operating activities before changes in working capital[2] for the second quarter 2018 was $73.4 million, up $5.5 million from the same prior year period.

•
Net loss attributable to equity holders for the second quarter 2018 was $26.2 million, or $0.06 per share. This was a decrease of $532.7 million, or $1.15 per share, from the same prior year period, which included reversals of impairment charges relating to the Côté Gold Project and the Rosebel mine ($524.1 million).

•	Adjusted net earnings attributable to equity holders[2] for the second quarter 2018 were $13.1 million, or $0.03 per share[2], up $8.8 million, or $0.02 per share[2], from the same prior year period.

•	Cash, cash equivalents, short-term investments in money market instruments, and restricted cash were $803.9 million at June 30, 2018.

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1
Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis. Joint Ventures include Sadiola (41%) and Yatela (40%). Yatela is in closure with nominal production.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

•	The Company is maintaining its 2018 production and cost guidance.

•
The Company reduced its capital expenditure guidance by $40 million to $325 million (±5%) for 2018. The updated guidance primarily relates to the refinement of estimates for the expansion projects and deferred timing of certain expenditures to early 2019, with no impact expected on overall project timelines.

•
On June 14, 2018, the Company reported further high-grade intersections from infill drilling at the Monster Lake Project. Highlights included 3.8 metres grading 23.96 g/t Au; 3.8 metres grading 39.24 g/t Au; 2.6 metres grading 72.17 g/t Au and 5.3 metres grading 40.94 g/t Au.

•
On June 5, 2018, the Company reported a 39% increase in reserves before depletion at Essakane based on positive results from a pre-feasibility study for the Heap Leach Project and higher grade intercepts encountered during the drilling campaign. The results of the pre-feasibility study outlined an economically viable project that increases average annual production by 16% to 480,000 ounces compared to the previously disclosed mine plan, once heap leaching is operational.

UPCOMING GROWTH CATALYSTS

•	A mineral reserve estimate is expected for Saramacca in the second half of 2018 with production to begin in the second half of 2019.

•	A feasibility study for the Boto Gold Project is expected to be completed in the second half of 2018.

•	The oxygen plant at Essakane, which is expected to improve recoveries, is expected to be commissioned in the fourth quarter 2018.

•	An initial resource estimate is expected for the Gossey satellite prospect at Essakane in the fourth quarter 2018.

•
The Company expects to receive a $95 million cash payment from Sumitomo Metal Mining Co., Ltd by the end of 2018 in conjunction with the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.

•	The feasibility study for the Heap Leach Project at Essakane is expected to be completed in the first quarter 2019 with production to begin in 2020.

•	A feasibility study for the Côté Gold Project is expected to be completed by the first half of 2019 with production expected to begin in 2021.

•	The ramp-up to full production at Westwood is expected to be achieved by 2020.

•	The Company is continuing to advance exploration activities at Brokolonko to confirm the presence of mineralization and evaluate the resource potential.
SECOND QUARTER 2018 SUMMARY

FINANCIAL

•
Revenues for the second quarter 2018 were $277.4 million, up $2.9 million or 1% from the same prior year period. The increase was primarily due to a higher realized gold price ($10.5 million) and higher sales volume at Rosebel ($2.6 million), partially offset by lower sales volume at Essakane ($8.5 million) and Westwood ($0.8 million).

•
Cost of sales for the second quarter 2018 was $247.8 million, up $9.2 million or 4% from the same prior year period. The increase was due to higher operating costs ($8.2 million), higher depreciation expense ($0.8 million), and higher royalties ($0.2 million). Operating costs were higher primarily due to planned maintenance at Essakane and Rosebel, a weaker U.S. dollar relative to the euro and the Canadian dollar, higher contractor costs at Essakane given the long lead time for receiving mining equipment, higher energy costs, and the continued ramp-up at Westwood, partially offset by higher capitalized stripping due to mine sequencing.

•
Depreciation expense for the second quarter 2018 was $72.3 million, up $0.8 million or 1% from the same prior year period. The increase was primarily due to higher depreciation of capital spares and capitalized stripping, partially offset by an increase in reserves combined with lower production at Essakane and Rosebel.

•
Income tax expense for the second quarter 2018 was $7.4 million, down $46.1 million from the same prior year period. Income tax expense for the second quarter 2018 comprised current income tax expense of $11.4 million (June 30, 2017 - $19.7 million) and deferred income tax recovery of $4.0 million (June 30, 2017 - expense of $33.8 million). The decrease in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.

•
Net loss attributable to equity holders for the second quarter 2018 was $26.2 million, or $0.06 per share compared to net earnings of $506.5 million, or $1.09 per share in the same prior year period. The decrease was primarily due to reversals of impairment charges relating to the Côté Gold Project and the Rosebel mine in the second quarter 2017 ($524.1 million), lower interest income, derivatives and other investment gains ($33.1 million), higher foreign exchange losses ($17.0 million), and lower gross profit ($6.3 million), partially offset by lower income taxes ($46.1 million). Foreign exchange losses, which were substantially unrealized, were higher primarily due to the impact of a weaker U.S. dollar relative to the euro and the Canadian dollar on non-U.S. dollar cash balances and short-term investments.

•
Adjusted net earnings attributable to equity holders[1] for the second quarter 2018 were $13.1 million, or $0.03 per share[1]. This was an increase of $8.8 million, or $0.02 per share[1], from the same prior year period.

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

•
Net cash from operating activities for the second quarter 2018 was $50.6 million, down $35.6 million from the same prior year period. The decrease was primarily due to changes in movements in non-cash working capital items and non-current ore stockpiles ($41.1 million), and lower earnings after non-cash adjustments ($3.3 million), partially offset by higher net settlement of derivatives ($3.4 million), lower income taxes paid ($3.2 million), and dividends received from Sadiola ($2.1 million).

•	Net cash from operating activities before changes in working capital[1] for the second quarter 2018 was $73.4 million, up $5.5 million from the same prior year period.

•
Cash, cash equivalents, short-term investments in money market instruments and restricted cash were $803.9 million at June 30, 2018, down $11.9 million from December 31, 2017. The decrease was primarily due to spending on property, plant and equipment ($118.4 million) and exploration and evaluation assets ($23.2 million), interest paid ($14.2 million), and other investing activities ($10.9 million), partially offset by cash generated from operating activities ($156.6 million).

OPERATIONS

•
The DART rate[2], representing the frequency of all types of serious injuries across all sites and functional areas for the second quarter 2018 was on target at 0.50. Zero Harm remains our number one priority, and this year we are accelerating the deployment of a new Health and Safety Management System and new prevention initiatives across all sites.

•
Attributable gold production, inclusive of joint venture operations, was 214,000 ounces for the second quarter 2018, down 9,000 ounces from the same prior year period. The decrease was due to lower throughput at Rosebel and Essakane due to timing of planned mill maintenance (4,000 ounces each), and lower head grades at Westwood (2,000 ounces), partially offset by higher throughput at the Joint Ventures (1,000 ounces).

•
Attributable gold sales, inclusive of joint venture operations, were 215,000 ounces for the second quarter 2018, down 4,000 ounces from the same prior year period. The decrease was due to lower sales at Essakane (6,000 ounces), partially offset by higher sales at Rosebel (2,000 ounces).

•
Cost of sales per ounce for the second quarter 2018 was $826, up 8% from the same prior year period. The increase was primarily due to planned maintenance at Essakane and Rosebel, a weaker U.S. dollar relative to the euro and the Canadian dollar, higher contractor costs at Essakane given the long lead time for receiving mining equipment, and higher energy costs, partially offset by higher capitalized stripping due to mine sequencing.

•	Total cash costs[1] per ounce produced for the second quarter 2018 were $812, up 10% from the same prior year period. The increase was primarily due to the factors noted above.

•
All-in sustaining costs[1] per ounce sold for the second quarter 2018 were $1,077, up 10% from the same prior year period. The increase was primarily due to higher sustaining capital, and higher cost of sales per ounce.

•
Included in total cash costs[1] and all-in sustaining costs[1] for the second quarter 2018 were realized derivative gains from hedging programs of $14 per ounce produced and $15 per ounce sold, respectively (June 30, 2017 - $nil and $nil).

SUMMARY OF FINANCIAL AND OPERATING RESULTS

	Three months ended June 30,		Six months ended June 30,
Financial Results ($ millions, except where noted)	2018	2017	2018	2017
Revenues	$277.4	$274.5	$591.9	$535.0
Cost of sales	$247.8	$238.6	$486.5	$464.1
Gross profit	$29.6	$35.9	$105.4	$70.9
Net earnings (loss) attributable to equity holders of IAMGOLD	$(26.2)	$506.5	$16.1	$488.5
Net earnings (loss) attributable to equity holders ($/share)	$(0.06)	$1.09	$0.03	$1.06
Adjusted net earnings attributable to equity holders of IAMGOLD[1]	$13.1	$4.3	$52.8	$9.4
Adjusted net earnings attributable to equity holders ($/share)[1]	$0.03	$0.01	$0.11	$0.02
Net cash from operating activities	$50.6	$86.2	$156.6	$153.1
Net cash from operating activities before changes in working capital[1]	$73.4	$67.9	$193.0	$152.3
Key Operating Statistics
Gold sales – attributable (000s oz)	215	219	450	431
Gold production – attributable (000s oz)	214	223	443	437
Average realized gold price[1] ($/oz)	$1,299	$1,251	$1,316	$1,241
Cost of sales[2] ($/oz)	$826	$767	$781	$768
Total cash costs[1] ($/oz)	$812	$735	$773	$751
All-in sustaining costs[1] ($/oz)	$1,077	$975	$1,012	$983
Gold margin[1] ($/oz)	$487	$516	$543	$490

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2
Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

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1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2 The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

Financial Position ($ millions)	June 30, 2018	December 31, 2017
Cash and cash equivalents	$655.8	$664.1
Short-term investments	$119.5	$127.2
Restricted cash	$28.6	$24.5
Total assets	$3,990.6	$3,966.9
Long-term debt	$393.7	$391.6
Available credit facility	$248.8	$248.7
OUTLOOK

IAMGOLD Full Year Attributable Guidance[1]	2018
Essakane (000s oz)	380 - 395
Rosebel (000s oz)	295 - 310
Westwood (000s oz)	125 - 135
Total owner-operated production (000s oz)	800 - 840
Joint Ventures (000s oz)	50 - 60
Total attributable production (000s oz)	850 - 900

Cost of sales[2] ($/oz)	$765 - $815

Total cash costs[3] - owner-operator ($/oz)	$750 - $800
Total cash costs[3,4] ($/oz)	$750 - $800

All-in sustaining costs[3]- owner-operator ($/oz)	$990 - $1,070
All-in sustaining costs[3,4] ($/oz)	$990 - $1,070

1
The outlook is based on 2018 full year assumptions with an average realized gold price of $1,250 per ounce, Canadian $ / U.S.$ exchange rate of 1.26, U.S.$ / € exchange rate of 1.18 and average crude oil price of $54 per barrel.

2
Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

3	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company maintains its full-year 2018 production guidance of 850,000 to 900,000 attributable ounces and its guidance for cost of sales per ounce of $765 to $815, total cash costs1 per ounce produced of $750 to $800, and all-in sustaining costs1 per ounce sold of $990 to $1,070.
DEPRECIATION EXPENSE
Depreciation expense in 2018 is expected to be in the range of $275 million to $285 million.
INCOME TAXES
The Company expects to pay cash taxes in the range of $40 million to $55 million in 2018. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes, and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred tax assets and/or liabilities may be recorded during the year.

________________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

CAPITAL EXPENDITURES OUTLOOK

	Revised			Previous
($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)	Total	Sustaining	Non-sustaining (Development/ Expansion)	Total
Owner-operator
Essakane	$90	$50	$140	$75	$75	$150
Rosebel	45	45	90	45	85	130
Westwood	25	40	65	20	45	65
	160	135	295	140	205	345
Corporate and development projects[2]	—	25	25	—	15	15
Total owner-operator[3]	160	160	320	140	220	360
Joint Ventures[4]	—	5	5	—	5	5
Total[5] (±5%)	$160	$165	$325	$140	$225	$365

1	Sustaining capital includes capitalized stripping of $55 million for Essakane and $5 million for Rosebel.

2	Includes attributable capital expenditures for the Côté Gold Project (70%).

3	Includes $38 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.

4	Attributable capital expenditures of Sadiola (41%). Expansionary capital expenditures exclude the potential expansion of the Sadiola mine.

5	Capitalized borrowing costs are not included.
The Company has reduced its capital expenditure guidance for 2018 by $40 million to $325 million (±5%). This is the result of a $20 million increase in sustaining capital expenditures and a $60 million decrease in non-sustaining capital expenditures. The increase in sustaining capital expenditures primarily relates to higher capitalized stripping at Essakane, which represents a shift from operating costs that will not impact all-in sustaining costs. The decrease in non-sustaining capital expenditures primarily relates to refined work schedules for Saramacca and the Heap Leach Project at Essakane, with both projects having amended procurement timelines resulting in the deferral of certain expenditures to 2019. Targeted completion dates for both projects remain intact. The change in non-sustaining capital expenditure guidance also includes an increase of $10 million for the Côté Gold Project reflecting the advancement of detailed engineering and equipment design.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
The market price of gold closed at $1,250 per ounce at the end of the second quarter 2018. This represented a decline of approximately 6% since the beginning of the quarter. During the second quarter 2018, gold price volatility continued as it traded in a range between $1,246 and $1,365 per ounce. This wide trading range reflected global trade tensions which supported the increased price of gold earlier in the quarter while higher interest rates and a stronger U.S. dollar contributed to the decreased price of gold at the end of the quarter. The price of gold is the main driver of the Company’s profitability.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Average market gold price ($/oz)	$1,306	$1,257	$1,318	$1,238
Average realized gold price[1] ($/oz)	$1,299	$1,251	$1,316	$1,241
Closing market gold price ($/oz)			$1,250	$1,242

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar, the euro and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The Canadian dollar traded in a range between $1.2528 and $1.3386 against the U.S. dollar in the second quarter 2018. Uncertainty over the North American Free Trade Agreement ("NAFTA") negotiations contributed to the volatility of the Canadian dollar. The Canadian dollar depreciated approximately 2% against the U.S. dollar since the beginning of the quarter primarily because of NAFTA related tensions and the divergence in monetary policies between the U.S. Federal Reserve and the Bank of Canada. The U.S. Federal Reserve increased its interest rate by 25 basis points in the second quarter 2018 while the Bank of Canada maintained its overnight target rate, widening the policy rate difference by 50 basis points in favour of the U.S. dollar.
The euro depreciated approximately 5% against the U.S. dollar in the second quarter 2018. Several factors contributed to the decrease in the euro, including political uncertainty in Italy in the second half of the quarter which led to concerns that a new

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

government could lead the country out of the European Union and the euro currency. The European Central Bank's decision to maintain its benchmark interest rate until the second half of 2019 while the market expected an increase in interest rates sooner also contributed to the decrease in the euro.
The Company is forecasting foreign exchange cash flows of approximately C$150 million and €130 million for the remainder of 2018. These exposures relate to operational and capital expenditures in Canada and West Africa, respectively. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of these currencies. Refer to Financial condition - Market risk section for more information.
The price of crude oil increased approximately 14% since the beginning of the second quarter 2018. Constrained supply and stronger global demand were key factors which contributed to the increase in the price of crude oil. The U.S. decision to withdraw from the Joint Comprehensive Plan of Action regulating Iran's nuclear activities created market uncertainty on the potential impact on Iran's oil exports as supply could decrease by approximately 1 million barrels of crude oil per day if sanctions on Iran are reinstated. Market uncertainties therefore contributed to the increase in crude oil prices. The price of crude oil was also supported by market expectations of stronger global demand in the quarter. The most recent World Economic Outlook report published by the International Monetary Fund ("IMF") stated that it expects the world economy to show broad-based momentum going into 2019. The IMF also indicated that global growth is on track to reach 3.9% this year and next, which is substantially above its last forecast in October 2017.
The Company expects its fuel consumption for the remainder of 2018 to be the equivalent of approximately 0.6 million barrels of oil for its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of exposure to price volatility of oil. Refer to Financial condition - Market risk section for more information.

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Average rates
U.S.$ / Canadian $	1.2908	1.3500	1.2643	1.3368
€ / U.S.$	1.1916	1.0943	1.2283	1.0799
Closing rates
U.S.$ / Canadian $			1.3142	1.2984
€ / U.S.$			1.1677	1.1412
Average Brent price ($/barrel)	$75	$51	$71	$53
Closing Brent price ($/barrel)			$79	$48
Average WTI price ($/barrel)	$68	$48	$65	$50
Closing WTI price ($/barrel)			$74	$46
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2018 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$12/oz	$13/oz	$14/oz
U.S.$ / Canadian $	$0.10	$13/oz	$12/oz	$18/oz
€ / U.S.$	$0.10	$15/oz	$15/oz	$20/oz

1
Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel) does not include Joint Ventures which are accounted for on an equity basis.

2
This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3	Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

QUARTERLY UPDATES

OPERATIONS
The table below presents gold production attributable to the Company, cost of sales per ounce, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Three months ended June 30,	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator
Essakane (90%)	97	101	$771	$750	$728	$698	$1,003	$922
Rosebel (95%)	70	74	862	752	842	722	1,035	923
Westwood (100%)[3]	31	33	924	843	929	800	1,129	995
Owner-operator[4]	198	208	$826	$767	$799	$723	$1,086	$975
Joint Ventures	16	15			962	910	968	965
Total operations	214	223			$812	$735	$1,077	$975
Cost of sales[1] ($/oz)			$826	$767
Cash costs, excluding royalties					$756	$682
Royalties					56	53
Total cash costs[2]					$812	$735
All-in sustaining costs[2]							$1,077	$975

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2] ($ per ounce sold)
Six months ended June 30,	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator
Essakane (90%)	206	194	$739	$770	$695	$730	$956	$946
Rosebel (95%)	135	148	831	745	836	724	976	904
Westwood (100%)[3]	71	63	808	818	809	780	984	980
Owner-operator[4]	412	405	$781	$768	$761	$736	$1,017	$983
Joint Ventures	31	32			933	937	947	988
Total operations	443	437			$773	$751	$1,012	$983
Cost of sales[1] ($/oz)			$781	$768
Cash costs, excluding royalties					$715	$699
Royalties					58	52
Total cash costs[2]					$773	$751
All-in sustaining costs[2]							$1,012	$983

1
Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel) and does not include Joint Ventures which are accounted for on an equity basis.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

3
There was no normalization of costs of sales per ounce for Westwood for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 - $nil and $12 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.

4	Owner-operator all-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 26.

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017	2018	2017	2018	2017
Owner-operator	199	203	419	399	$1,299	$1,250	$1,316	$1,241
Joint Ventures	16	16	31	32	1,303	1,263	1,316	1,241
	215	219	450	431	$1,299	$1,251	$1,316	$1,241

1	Includes Essakane and Rosebel at 90% and 95%, respectively.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
______________________________
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

CAPITAL EXPENDITURES1

	Three months ended June 30,		Six months ended June 30,
($ millions)	2018	2017	2018	2017
Sustaining
Essakane[2]	$24.2	$18.3	$48.5	$35.3
Rosebel[2]	12.7	11.7	20.8	22.6
Westwood	6.0	4.8	12.0	10.5
Total gold segments	42.9	34.8	81.3	68.4
Corporate and other	0.5	0.1	0.6	0.2
Total capital expenditures	43.4	34.9	81.9	68.6
Joint Ventures[3]	—	0.5	—	1.3
	$43.4	$35.4	$81.9	$69.9
Non-sustaining (Development/Expansion)
Essakane	$9.3	$0.3	$20.4	$0.4
Rosebel	6.5	0.2	11.5	0.9
Westwood	8.9	12.1	16.6	23.1
Total gold segments	24.7	12.6	48.5	24.4
Corporate and other	1.4	—	2.6	—
Côté Gold Project	4.0	0.3	9.1	0.8
Total capital expenditures	30.1	12.9	60.2	25.2
Joint Ventures[3]	0.4	1.3	0.7	2.1
	$30.5	$14.2	$60.9	$27.3
Total
Essakane	$33.5	$18.6	$68.9	$35.7
Rosebel	19.2	11.9	32.3	23.5
Westwood	14.9	16.9	28.6	33.6
Total gold segments	67.6	47.4	129.8	92.8
Corporate and other	1.9	0.1	3.2	0.2
Côté Gold Project	4.0	0.3	9.1	0.8
Total capital expenditures	73.5	47.8	142.1	93.8
Joint Ventures[3]	0.4	1.8	0.7	3.4
	$73.9	$49.6	$142.8	$97.2
Capitalized Stripping (Included in Sustaining)
Essakane	$15.8	$8.6	$34.9	$16.4
Rosebel	1.9	3.2	3.0	8.2
Total gold segments	$17.7	$11.8	$37.9	$24.6

1	Capital expenditures include cash expenditures for property, plant and equipment, exploration and evaluation assets and finance lease payments.

2
On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended June 30, 2018 were $21.8 million and $12.1 million, respectively (three months ended June 30, 2017 - $16.5 million and $11.1 million), and for the six months ended June 30, 2018 were $43.7 million and $19.8 million, respectively (six months ended June 30, 2017 - $31.8 million and $21.5 million).

3	Attributable capital expenditures of Sadiola (41%).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	3,055	2,691	5,901	5,184
Waste mined (000s t)	8,928	9,840	18,943	18,718
Total material mined (000s t)	11,983	12,531	24,844	23,902
Strip ratio[1]	2.9	3.7	3.2	3.6
Ore milled (000s t)	3,240	3,470	6,572	6,952
Head grade (g/t)	1.14	1.11	1.19	1.09
Recovery (%)	91	91	91	89
Gold production - (000s oz)	108	112	229	216
Attributable gold production - 90% (000s oz)	97	101	206	194
Gold sales - (000s oz)	108	115	232	218

Performance measures
Average realized gold price[2] ($/oz)	$1,300	$1,259	$1,316	$1,243
Cost of sales[3] ($/oz)	$771	$750	$739	$770
Cash costs[2] excluding royalties ($/oz)	$671	$646	$633	$678
Royalties ($/oz)	$57	$52	$62	$52
Total cash costs[2] ($/oz)	$728	$698	$695	$730
All-in sustaining costs[2] ($/oz)	$1,003	$922	$956	$946

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excludes the 10% non-controlling interest).

Attributable gold production for the second quarter 2018 was 4% lower compared to the same prior year period primarily due to lower throughput resulting from planned mill maintenance on the crushing and grinding circuit. Mining activities were lower compared to the same prior year period due to longer hauling distances as a result of increased mining activity at Falagountou and lower equipment availability.
The pre-feasibility study on the Heap Leach Project was completed during the quarter with positive results. The results, which have outlined an economically viable project, yielded a 39% or 1.3 million ounce increase in reserves before depletion. The positive results from the pre-feasibility study have justified the commencement of a feasibility study expected to be completed in the first quarter 2019. The study will further optimize development design, secure long lead equipment and optimize project economics. Essakane entered into a new three year Collective Labour Agreement on June 1, 2018.
The drilling campaign related to the Gossey satellite prospect was completed during the quarter with the declaration of a maiden resource estimate expected for later this year. In addition, construction of the oxygen plant is on target for commissioning in the fourth quarter 2018. The oxygen plant is expected to increase recoveries through improved leach kinetics and improve the efficiency of the circuit by reducing reagent consumption.
Cost of sales per ounce sold and total cash costs per ounce produced for the second quarter 2018 were higher compared to the same prior year period by 3% and 4%, respectively, primarily due to lower sales and production volumes, higher contractor costs given the long lead time for receiving mining equipment, a weaker U.S. dollar relative to the euro, and planned mill maintenance, partially offset by higher capitalized stripping.
All-in sustaining costs per ounce sold for the second quarter 2018 were higher by 9% compared to the same prior year period primarily due to higher sustaining capital expenditures and higher cost of sales per ounce. Included in total cash costs and all-in sustaining costs for the second quarter 2018 was the impact of realized derivative gains from hedging programs of $22 per ounce produced and $24 per ounce sold, respectively (June 30, 2017 - $nil and $nil).
Sustaining capital expenditures for the second quarter 2018 of $24.2 million included capitalized stripping of $15.8 million, capital spares of $2.9 million, resource development of $2.1 million, mobile equipment of $1.9 million, and other sustaining capital expenditures of $1.5 million. Non-sustaining capital expenditures for the second quarter 2018 of $9.3 million included tailings liners of $6.8 million, oxygen plant of $1.4 million, and other non-sustaining capital expenditures of $1.1 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

Outlook
The Company maintains its 2018 Essakane production guidance. Essakane’s attributable production in 2018 is expected to be between 380,000 and 395,000 ounces. Capital expenditures are expected to be approximately $140 million, comprising $90 million of sustaining capital expenditures and $50 million of non-sustaining capital expenditures. The sustaining capital expenditure guidance reflects an increase of $15 million in capitalized stripping, which represents a shift from operating costs that will not impact all-in sustaining costs. The non-sustaining capital expenditure guidance reflects a decrease of $25 million, of which $20 million is related to the Heap Leach Project, which is currently undergoing a feasibility study. Procurement activities have been deferred to 2019 until after the completion of the feasibility study expected in the first quarter 2019, resulting in the decrease in guidance for 2018. Production timelines for the Heap Leach Project remain intact.
Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	4,001	3,688	8,277	7,254
Waste mined (000s t)	12,002	11,955	24,327	24,287
Total material mined (000s t)	16,003	15,643	32,604	31,541
Strip ratio[1]	3.0	3.2	2.9	3.3
Ore milled (000s t)	3,093	3,194	6,164	6,365
Head grade (g/t)	0.80	0.80	0.77	0.81
Recovery (%)	93	94	93	93
Gold production - (000s oz)	73	78	142	156
Attributable gold production - 95% (000s oz)	70	74	135	148
Gold sales - (000s oz)	76	74	149	153

Performance measures
Average realized gold price[2] ($/oz)	$1,298	$1,234	$1,315	$1,235
Cost of sales[3] ($/oz)	$862	$752	$831	$745
Cash costs[2] excluding royalties ($/oz)	$768	$651	$761	$656
Royalties ($/oz)	$74	$71	$75	$68
Total cash costs[2] ($/oz)	$842	$722	$836	$724
All-in sustaining costs[2] ($/oz)	$1,035	$923	$976	$904

1	Strip ratio is calculated as waste mined divided by ore mined.

2	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

3
Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an attributable ounce sold basis (excludes the 5% non-controlling interest).

The Saramacca Project development has progressed according to schedule. On July 31, 2018, the Environmental and Social Impact Assessment (ESIA) was submitted to the National Institute for Environment and Development in Suriname (NIMOS). Optimization of the detailed engineering for the haul road construction has been initiated, allowing for the selection of the haul fleet and a reduction in the road distance. Drilling operations related to the Saramacca Project were completed during the quarter with strong results, which combined with ongoing engineering studies, are expected to result in the declaration of a mineral reserve estimate in the second half of 2018.
The opportunities presented by Saramacca together with the significant increase in reserves at Rosebel in 2017 and the continued focus on cost containment, are expected to extend the life of the mine and improve its profitability. Negotiations are ongoing to renew Rosebel's Collective Labour Agreement.
Attributable gold production for the second quarter 2018 was 5% lower compared to the same prior year period primarily due to lower throughput. Mill throughput was lower primarily due to planned mill maintenance on the crushing and grinding circuit combined with 46% hard rock content (June 30, 2017 - 42%).
Cost of sales per ounce sold and total cash costs per ounce produced for the second quarter 2018 were higher compared to the same prior year period by 15% and 17%, respectively, primarily as a result of planned mine and mill maintenance, higher energy costs and lower capitalized stripping due to mine sequencing.
All-in sustaining costs per ounce sold for the second quarter 2018 were 12% higher compared to the same prior year period primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Included in total cash costs and all-in

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

sustaining costs for the second quarter 2018 was the impact of realized derivative gains from hedging programs of $11 per ounce produced and $11 per ounce sold, respectively (June 30, 2017 - $nil and $nil).
Sustaining capital expenditures for the second quarter 2018 of $12.7 million included capital spares of $4.2 million, capitalized stripping of $1.9 million, mobile equipment of $1.8 million, pit infrastructure of $1.3 million, tailings management of $0.9 million, mill equipment of $0.7 million and other sustaining capital expenditures of $1.9 million. Non-sustaining capital expenditures for the second quarter 2018 of $6.5 million related to the Saramacca Project.
Outlook
The Company maintains its 2018 Rosebel production guidance. Rosebel’s attributable production in 2018 is expected to be between 295,000 and 310,000 ounces. Capital expenditures are expected to be approximately $90 million, comprising $45 million of sustaining capital expenditures and $45 million of non-sustaining capital expenditures. The non-sustaining capital expenditure guidance reflects a decrease of $40 million for the Saramacca Project, reflecting deferred procurement activity to early 2019 as a result of more specific scheduling of construction work based on detailed engineering studies. Production timelines for the Saramacca Project remain intact.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Mine operating statistics
Ore mined (000s t)	157	120	306	264
Ore milled (000s t)	216	171	408	324
Head grade (g/t)	4.76	6.37	5.74	6.43
Recovery (%)	94	94	94	94
Gold production - (000s oz)	31	33	71	63
Gold sales - (000s oz)	30	30	68	58

Performance measures
Average realized gold price[1] ($/oz)	$1,300	$1,256	$1,319	$1,244
Cost of sales[2,3] ($/oz)	$924	$843	$808	$818
Total cash costs[1] ($/oz)	$929	$800	$809	$780
All-in sustaining costs[1] ($/oz)	$1,129	$995	$984	$980

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

2
There was no normalization of costs of sales per ounce for Westwood for the three and six months ended June 30, 2018 (three and six months ended June 30, 2017 - $nil and $12 per ounce, respectively). Normalization of costs ended at the onset of the second quarter 2017.

3	Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements is on an ounce sold basis.
Gold production for the second quarter 2018 was 6% lower than the same prior year period as mining activity sequenced through lower grade stopes as part of the mine plan. The lower head grade also reflected the processing of a greater proportion of marginal ore stockpiles to leverage available mill capacity as the mine continued to ramp-up. Head grade, excluding marginal ore, for the second quarter 2018 was 6.26 g/t (2017 - 8.60 g/t), due to stope sequencing.
Underground development continued in the second quarter 2018 to open up access to new mining areas with lateral and vertical development of approximately 2,700 and 100 metres, respectively, averaging 31 metres per day. The plan for Westwood includes 11,500 metres of underground development for 2018, including lateral and vertical development of 10,800 and 700 metres, respectively. Development is focused on ramp breakthroughs on the central ramp as well as on level 132, which is expected to provide access to high-grade domains for 2019. Infrastructure development continues in future development blocks at lower levels, specifically including the 180 West level from which production is also expected in 2019. Negotiations are ongoing to renew Westwood's Collective Labour Agreement.
Cost of sales per ounce sold and total cash costs per ounce produced for the second quarter 2018 were higher compared to the same prior year period by 10% and 16%, respectively, primarily due to the impact of a weaker U.S. dollar relative to the Canadian dollar.
All-in sustaining costs per ounce sold for the second quarter 2018 were 13% higher compared to the same prior year period primarily due to higher cost of sales per ounce and higher sustaining capital expenditures. Total cash costs and all-in sustaining costs for the second quarter 2018 included realized derivative gains from currency hedging programs of $7 per ounce produced and $9 per ounce sold, respectively (June 30, 2017 - $nil and $nil).

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

Sustaining capital expenditures for the second quarter 2018 of $6.0 million included deferred development of $4.0 million, and other sustaining capital expenditures of $2.0 million. Non-sustaining capital expenditures for the second quarter 2018 of $8.9 million included deferred development of $5.4 million, underground construction of $1.7 million, development drilling of $1.2 million, and other non-sustaining capital expenditures of $0.6 million.
Outlook
The Company maintains its 2018 Westwood production guidance. Westwood’s production is expected to be between 125,000 and 135,000 ounces in 2018 as a result of the continued ramp up to full production. Capital expenditures are expected to be approximately $65 million, comprising $25 million of sustaining capital expenditures and $40 million of non-sustaining capital expenditures. The shift of $5 million in capital expenditure guidance from non-sustaining to sustaining reflects increased development work being performed on production blocks. Expansion development work continues to open up access to areas of future production deeper within the mine.
Mali – Sadiola Mine (IAMGOLD interest – 41%)
Summarized Results 41% Basis

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
Mine operating statistics
Total material mined (000s t)	4	1,423	1,134	2,799
Ore milled (000s t)	538	515	1,025	1,019
Head grade (g/t)	0.91	0.91	0.93	0.93
Recovery (%)	94	94	94	94
Attributable gold production - (000s oz)	16	14	31	30
Attributable gold sales - (000s oz)	16	15	30	30

Performance measures
Average realized gold price[1] ($/oz)	$1,303	$1,263	$1,316	$1,241
Total cash costs[1] ($/oz)	$970	$898	$949	$929
All-in sustaining costs[1] ($/oz)	$979	$936	$960	$976

1	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
Attributable gold production for the second quarter 2018 was 14% higher compared to the same prior year period as a result of higher throughput. Total cash costs per ounce produced and all-in sustaining costs per ounce sold for the second quarter 2018 were higher compared to the same prior year period as a result of higher energy costs and mill maintenance.
During the quarter, the operation entered a restricted exploitation phase as excavation activity ceased and the demobilization of the mining contractor commenced. The site continues to process the remaining oxide ore stockpiles and marginal stockpiles which are expected to be depleted by mid-2019.
Discussions with the Government of Mali continue regarding the Sadiola Sulphide Project. Despite the Company's efforts and the benefits the Project would generate for all stakeholders, including the Government of Mali, there has been no resolution around the terms critical to moving the Project forward. If an agreement with the Government of Mali is not reached, the operation will enter a phase of suspended exploitation (care and maintenance) after the stockpiles are exhausted.
Mali - Yatela Mine (IAMGOLD interest - 40%)
The Yatela mine had limited production and sales for the second quarter 2018, compared to 1,000 ounces produced and sold in the same prior year period. A limited quantity of production continues from rinsing of the leach pads.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the second quarter 2018, expenditures for exploration and project studies totaled $21.9 million compared to $17.3 million in the same prior year period, of which $11.1 million was expensed and $10.8 million was capitalized. The increase of $4.6 million in total exploration expenditures compared to the same prior year period primarily reflected increased activities related to a larger planned exploration program and project studies compared to the same prior year period. Drilling activities on active projects and mine sites totaled approximately 97,000 metres for the second quarter 2018.

	Three months ended June 30,		Six months ended June 30,
($ millions)	2018	2017	2018	2017
Exploration projects - greenfield[1]	$8.5	$6.7	$17.0	$13.6
Exploration projects - brownfield[2]	8.5	6.8	13.6	13.1
	17.0	13.5	30.6	26.7
Feasibility and other studies	4.9	3.8	11.8	4.8
	$21.9	$17.3	$42.4	$31.5

1	Exploration projects - greenfield included expenditures related to the acquisition of a 51% interest in the Nelligan Project from Vanstar Mining Resources Inc. for
C$2.2 million ($1.7 million) in the first quarter 2018.

2
Exploration projects - brownfield for 2018 and 2017 excluded expenditures related to Joint Ventures of $0.1 million and $0.7 million, respectively, and included near-mine exploration and resource development of $4.5 million and $2.8 million, respectively.

OUTLOOK
The Company is maintaining its 2018 exploration expenditure guidance of $60 million, excluding project studies. The 2018 resource development and exploration program includes approximately 300,000 to 325,000 metres of reverse circulation and diamond drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$32	$32
Exploration projects - brownfield[2]	19	9	28
	19	41	60
Feasibility and other studies	19	—	19
	$38	$41	$79

1	The 2018 planned spending for capitalized expenditures of $38 million is included in the Company's capital spending guidance of $325 million +/- 5%.

2	Exploration projects - brownfield include planned near-mine exploration and resource development of $15 million.
Côté Gold Project, Canada
The Côté Gold Project is a 70:30 joint venture between the operator IAMGOLD and Sumitomo Metal Mining Co., Ltd. ("SMM"). The Project hosted estimated mineral reserves as at December 31, 2017 on a 100% project basis comprising probable reserves of 196.1 million tonnes grading 0.94 g/t Au for 5.9 million ounces. Also on a 100% project basis, indicated resources (inclusive of reserves) are estimated at 281.2 million tonnes grading 0.89 g/t Au for 8.0 million ounces of gold and inferred resources of 76.5 million tonnes grading 0.50 g/t Au for 1.2 million ounces (see news release dated February 12, 2018).
During the second quarter 2018, the Joint Venture working with the Wood Group (formerly Amec Foster Wheeler) continued to advance a feasibility study which is expected to be completed in the first half of 2019. The delineation drilling program initiated in 2017 to further refine the resource model was completed at the end of the first quarter 2018. The results are being incorporated into the resource model to support an updated resource estimate for use in the ongoing feasibility study. Geotechnical investigations to evaluate pit slope stability and to investigate proposed locations of key project infrastructure were completed during the second quarter 2018 and the results are being incorporated into the project design.
Subject to an acceptable feasibility study, a favourable development environment and a positive construction decision by the Côté Gold Joint Venture, commercial production is expected to begin in 2021.
Regional exploration activities, including the completion of approximately 1,700 metres of diamond drilling, also continued within the 516 square kilometre property surrounding the Côté Gold deposit to develop and assess exploration targets that could further maximize the Company’s flexibility with respect to any future development decisions.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the second quarter 2018 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
During the second quarter 2018, the Company announced positive results from a pre-feasibility study (“PFS”) incorporating a heap leach based extraction scenario in combination with the existing Essakane operation. The PFS was completed jointly by the Company and Kappes, Cassiday & Associates (KCA), with inputs from technical studies completed by other consultants, and has an effective date of June 5, 2018 (see news release dated June 5, 2018). Based on the results of the PFS, the Essakane operation, including the Heap Leach Project hosted estimated mineral reserves, comprising probable reserves and stockpiles, totaling 164.5 million tonnes grading 0.89 g/t Au for 4.7 million ounces, on a 100% basis. Also, indicated resources (inclusive of reserves) are estimated, on a 100% basis, at 167.0 million tonnes grading 0.95 g/t Au for 5.1 million ounces of gold and inferred resources of 21.0 million tonnes grading 0.88 g/t Au for 595,000 ounces of gold.
The PFS outlines a potentially economically viable project that at a $1,275 per ounce gold price would extend the life of the Essakane mine by three years to 2026, increase the annual average annual production to 480,000 ounces during the heap leach phase of operations, at a projected all-in sustaining cost of $946 per ounce. A supporting NI 43-101 Technical Report was filed on SEDAR on July 19, 2018.
The Mineral Resources and Mineral Reserves reported in the June 5, 2018 news release were before mining depletion, whereas the evaluation presented in the Technical Report includes depletion from January 1, 2018 to June 5, 2018.
The PFS recommended the completion of a feasibility study (“FS”) to validate and detail the elements of the development concept set out in the PFS, and which would include additional infill and condemnation drilling, additional lab column testing, and environment, engineering and construction studies. The recommended FS has been initiated and in addition to the heap leach scenario will consider additional development alternatives such as a gravity circuit upgrade and an increase in grinding capacity to also evaluate increase throughput and recovery of the carbon-in-leach and gravity circuits. The FS is expected to be completed in the first quarter 2019 with production expected to begin in 2020.
During the second quarter 2018, approximately 23,900 metres of reverse circulation and diamond drilling were completed on the mine lease and surrounding concessions. On the mine lease, a further phase of infill drilling was initiated at the Essakane Main Zone in support of the ongoing FS.
On the surrounding concessions, a second phase of delineation drilling was completed during the second quarter 2018 at the Gossey prospect, located approximately 15 kilometres northwest of the Essakane operation. The results of this drilling program will support the completion of a mineral resource estimate in 2018.
Rosebel, Suriname
During the second quarter 2018, approximately 12,500 metres of reverse circulation and diamond drilling were completed, including approximately 7,950 metres on the Saramacca property and approximately 4,550 metres on the adjacent Brokolonko property where a first pass drilling program was initiated late in the quarter ahead of the rainy season. At Saramacca, the drilling program continued to infill the deposit to upgrade the resources and target potential resource extensions or the discovery of additional zones of mineralization along strike of the deposit.
During the second quarter 2018, the Company continued to revise the resource model for the Saramacca Project incorporating infill drilling results obtained since the maiden resource estimate disclosed in September 2017 (see news release dated September 5, 2017). The updated resource model will be used to support the ongoing engineering studies described below.
An Environmental and Social Impact Study (ESIA) to support permitting and engineering work to refine mine design and various infrastructure elements, such as mine haulage and access roads as well as waste rock disposal continued through the quarter. A comprehensive metallurgical testing program is also in progress to refine the recovery assumptions and to test the crushing and grinding characteristics of the mineralization. It is the Company's intention to complete the permitting work and to generate a mineral reserve estimate for Saramacca during the second half of 2018 and to advance toward initial production in the second half of 2019.
Regionally, exploration activities are expanding to explore the greater Saramacca trend for additional zones of mineralization, including on the recently acquired Brokolonko concession (see news release dated January 24, 2018).
Westwood, Canada
In the second quarter 2018, underground excavation totaled 2,714 metres of lateral and 130 metres of vertical development for a total of 2,844 metres. In addition, approximately 30,700 metres of resource development diamond drilling and just under 900 metres for service holes were completed. Year-to-date, approximately 63,000 metres of diamond drilling have been completed of the planned 110,000 metre definition drilling program, which is focused on the infill drilling of known zones to upgrade existing inferred mineral resources and advance resource definition in areas to be mined. Overall results to date are considered positive.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

GREENFIELD EXPLORATION PROJECTS
In addition to the mine site and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the second quarter 2018. Highlights included:
Boto, Senegal
The Boto Gold Project hosted estimated mineral reserves as at December 31, 2017 comprising probable reserves of 26.8 million tonnes grading 1.64 g/t Au for 1.4 million ounces of gold. Also, indicated resources (inclusive of reserves) are estimated at 37.4 million tonnes grading 1.60 g/t Au for 1.9 million ounces of gold and inferred resources of 11.0 million tonnes grading 1.66 g/t Au for 594,000 ounces of gold (see news releases dated February 12, 2018).
During the second quarter 2018, the Company continued to advance a feasibility study (“FS") on the Boto Gold Project to validate and detail the elements of the development concept set out in a previously disclosed pre-feasibility study (see news release February 12, 2018). The FS will include additional drilling, metallurgical testing, engineering and environmental studies, including hydrological, hydrogeological and geotechnical analyses. The FS is expected to be completed in the second half of 2018. Importantly, the FS contemplates using a mill throughput 25% higher than was used for the PFS.
Exploration activities supporting the FS and evaluating priority targets for additional mineral resources continued during the quarter and involved the completion of approximately 5,500 metres of diamond and reverse circulation drilling. Results will be incorporated into the resource model and used to guide further exploration.
Siribaya, Mali
Effective December 31, 2017, total resources estimated on the Siribaya Project included indicated resources of 2.1 million tonnes grading 1.9 g/t Au for 129,000 ounces of gold, and inferred resources of 19.8 million tonnes grading 1.7 g/t Au for 1.1 million ounces of gold (see news release dated February 12, 2018).
During the second quarter 2018, the Company completed approximately 8,800 metres of diamond and reverse circulation drilling. The drilling program is designed to test for and confirm resource expansions at the Diakha deposit as well as evaluate other identified exploration targets on the property. The drilling results will be incorporated into the resource model and used to update the mineral resources in 2018.
Pitangui, Brazil
Effective December 31, 2017, reported mineral resources at the São Sebastião deposit comprised an inferred resource of 5.4 million tonnes grading 4.7 g/t Au for 819,000 ounces of gold (see news release dated February 12, 2018).
Over 4,900 metres of diamond drilling were completed in the second quarter 2018 to continue to expand resources at the São Sebastião deposit and test priority exploration targets for additional zones of mineralization.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is held under an earn-in option to joint venture agreement with TomaGold Corporation. The Company holds an undivided 50% interest in the property, and holds an option to earn a further 25% undivided interest, for a total 75% undivided interest in the project.
Effective February 26, 2018, reported mineral resources on the Monster Lake Project, on a 100% basis, comprised 1.1 million tonnes of inferred resources grading 12.14 g/t Au for 433,300 ounces of contained gold, assuming an underground mining scenario (see news release dated March 28, 2018). A supporting NI 43-101 Technical Report was filed on SEDAR on May 10, 2018.
The Company also reported the results from approximately 8,300 metres of diamond drilling completed during the first quarter 2018. Highlights included: 3.8 metres grading 23.96 g/t Au; 3.8 metres grading 39.24 g/t Au; 2.6 metres grading 72.17 g/t Au and 5.3 metres grading 40.94 g/t Au (see new release dated June 14, 2018). The drilling results will be incorporated into the resource model and used to guide further drilling programs in the deposit area. Exploration continues with an objective to identify additional target areas which may be favourable to host additional zones of mineralization.
Nelligan Joint Venture, Canada
The Nelligan Project, located in the Chapais Chibougamau area of the province of Quebec, is held under an earn-in option to joint venture agreement with Vanstar Mining Resources Inc. ("Vanstar"). The Company currently holds an initial 51% interest in the property and can acquire a further 24% interest to hold a total 75% interest, by completing cash payments totaling C$2.75 million as well as an NI 43-101 compliant resource estimate and supporting technical report by February 27, 2022. The Company then retains the right to earn an additional 5% interest to hold an 80% interest should it elect to complete a feasibility study at any time after it has vested a 75% interest in the Nelligan Project (see Vanstar news release dated February 27, 2018).
During the second quarter 2018, the Company completed nearly 3,700 metres of diamond drilling to evaluate the resource potential of a recently discovered mineralization system, referred to as the Renard Zone, located immediately north of the previously known Liam and Dan zones. Assay results will be reported once they are received, validated and compiled. The objective of the 2018 drilling program is to evaluate the resource potential of the Project with the aim of declaring an initial NI 43-101 compliant resource estimate.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

Eastern Borosi Joint Venture, Nicaragua
The 176 square kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua and is held under an earn-in option to joint venture agreement with Calibre Mining Corporation (“Calibre”). The Company currently holds an initial 51% interest in the Project and has exercised its right to enter the second option to earn up to a 70% interest in the Project.
During the second quarter 2018, the Company reported an updated NI 43-101 resource estimate incorporating an additional 26,000 metres of drilling completed by the Joint Venture over the last four years on the Eastern Borosi property. The estimate included initial resource estimates for the Blag, East Dome, Guapinol, and Vancouver veins, as well as updated mineral resource estimates for the Riscos de Oro and La Luna veins. The resource models assumed open pit extraction for the La Luna veins, and underground mining extraction for the other veins. The underground resource estimate comprised, on a 100% basis, inferred resources totaling 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively. The open pit resource estimate comprised, on a 100% basis, inferred resources totaling 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively. The effective date of this resource estimate was March 15, 2018 (see news release dated April 3, 2018). A supporting NI 43-101 Technical Report was filed on SEDAR on May 14, 2018.
During the second quarter, approximately 4,000 metres of diamond drilling was completed, targeting select mineralized zones for potential extensions as well as other priority targets for the presence of mineralization.
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals"), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador. INV Metals has completed a preliminary feasibility study ("PFS") supporting the proposed development of an underground mine with an anticipated production rate of 3,000 tonnes per day, average annual gold production of 150,000 ounces, and a mine life of approximately 12 years (see INV Metals' news release dated July 14, 2016). Based on the results of the PFS, INV Metals commenced a feasibility study that is expected to be completed at the end of 2018 (see INV Metals' news release dated June 22, 2017).
QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2018		2017				2016
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$277.4	$314.5	$291.1	$268.8	$274.5	$260.5	$252.5	$282.4
Net earnings (loss)[1]	$(24.2)	$46.1	$(16.9)	$32.6	$511.6	$(16.8)	$(2.8)	$21.1
Net earnings (loss) attributable to equity holders of IAMGOLD	$(26.2)	$42.3	$(17.7)	$30.8	$506.5	$(18.0)	$(5.3)	$17.0
Basic earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.06)	$0.09	$(0.04)	$0.07	$1.09	$(0.04)	$(0.01)	$0.04
Diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.06)	$0.09	$(0.04)	$0.07	$1.08	$(0.04)	$(0.01)	$0.04

1
In the second quarter 2017, Net earnings included after-tax reversals of impairment charges totaling $479.9 million relating to the Côté Gold Project and the Rosebel mine of $400.0 million and $79.9 million, respectively, and a gain on sale of a 30% interest in the Côté Gold Project of $19.2 million.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
As at June 30, 2018, the Company had $775.3 million in cash, cash equivalents and short-term investments in money market instruments.
The Company expects to receive a $95 million cash payment from Sumitomo Metal Mining Co., Ltd. ("SMM") by the end of 2018, in conjunction with the sale of a 30% interest in the Côté Gold Project in the second quarter 2017.
As at June 30, 2018, the Company had $28.6 million of restricted cash that was held to guarantee environmental indemnities. This position comprised $23.6 million held by the Company on behalf of the Government of Burkina Faso for the Essakane mine and $5.0 million held by the Company on behalf of the Government of Suriname for the Rosebel mine.
As at June 30, 2018, the Company had C$133.5 million ($101.6 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division, up C$6.3 million ($nil) compared to December 31, 2017. The increase was due to higher collateral requirements in the second quarter pursuant to a new closure plan for the Westwood mine approved by the

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

Government of Quebec in the first quarter 2018, partially offset by a new closure plan for the Doyon mine approved in the first quarter 2018.
As at June 30, 2018, the Company had short-term investments in money market instruments of $119.5 million.
Working capital1 as of June 30, 2018, was $920.8 million, down $9.1 million compared to December 31, 2017. The decrease was due to higher current liabilities ($16.3 million), partially offset by higher current assets ($7.2 million).
Current assets as of June 30, 2018 were $1,168.2 million, up $7.2 million compared to December 31, 2017. The increase was primarily due to an increase in inventories ($27.4 million), partially offset by decreases in cash and cash equivalents ($8.3 million), short-term investments ($7.7 million) and receivables and other assets ($4.8 million).
Current liabilities as of June 30, 2018 were $247.4 million, up $16.3 million compared to December 31, 2017. The increase was due to higher income taxes payable ($19.7 million), other liabilities ($2.3 million) and provisions ($2.2 million), partially offset by a decrease in accounts payable and accrued liabilities ($7.9 million).

Working Capital	June 30, 2018	December 31, 2017
Working capital[1] ($ millions)	$920.8	$929.9
Current working capital ratio[2]	4.7	5.0

1	Working capital is defined as current assets less current liabilities.

2	Current working capital ratio is defined as current assets divided by current liabilities.
On March 16, 2017, the Company issued at face value $400 million of Notes due in 2025 with an interest rate of 7% per annum. The Notes are denominated in U.S. dollars and mature on April 15, 2025. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on October 15, 2017. The Notes are guaranteed by some of the Company's subsidiaries.
The Company incurred transaction costs of $6.4 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheet and are being amortized using the effective interest rate method.
On December 14, 2017, the Company amended and restated its $250 million credit facility (“2017 Credit Facility”) that was originally entered into on February 1, 2016. The amendments and restatements included, amongst other things, extending the maturity to March 31, 2022, improved pricing, the addition of an option to increase commitments under the facility by $100 million, the ability to enter into a $100 million bi-lateral letters of credit facility and the elimination of the Minimum Liquidity financial covenant. The credit facility provides for an interest rate margin above London Interbank Offered Rate (“LIBOR”), banker’s acceptance (“BA”) prime rate and base rate advances which varies according to the total net debt ratio of the Company. Fees related to the credit facility vary according to the total net debt ratio of the Company. This credit facility is secured by some of the Company's real assets, guarantees by some of the Company’s subsidiaries and pledges of shares in some of the Company's subsidiaries. The key terms of the facility include limitations on incremental debt, restrictions on distributions and financial covenants, including Net Debt to Earnings Before Interest Taxes Depreciation and Amortization ("EBITDA"), Tangible Net Worth, and Interest Coverage. The Company was in compliance with its credit facility covenants as at June 30, 2018.
As at June 30, 2018, the Company had letters of credit in the amount of $1.2 million issued under the 2017 Credit Facility, to guarantee certain environmental indemnities.
CONTRACTUAL OBLIGATIONS
Contractual obligations as at June 30, 2018 were $879.8 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and finance and operating leases. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company mitigates market risk by establishing and monitoring parameters which limit the types and degree of market risk which may be undertaken, and establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including the use of deposits in Canadian dollars and euros to create a natural off-set to the exposure, and derivative contracts

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:

•
the spot price of the currency is within the strike price range of these executed contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;

•
the spot price of the currency is below the strike price range of these executed contracts, the Company would exercise the put option contracts and purchase the required amount of the currency at prices more favorable than the prevailing market price;

•
the spot price of the currency is above the strike price range of these executed contracts, the Company would be obligated to settle the call option contracts and purchase the required amount of the currency at prices less favorable than the prevailing market price.

OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, including purchasing call option contracts and selling put option contracts (collar structure), with a range of expiry dates and strike prices. If, on the expiry dates:

•	the average oil spot price for the month is within the strike price range of these executed contracts, the options would not be exercised;

•
the average oil spot price for the month is above the strike price range of these executed contracts, the Company would settle the call option contracts at prices more favorable than the prevailing market price;

•
the average oil spot price for the month is below the strike price range of these executed contracts, the Company would be obligated to settle the put option contracts at prices less favorable than the prevailing market price.

SUMMARY OF HEDGE PORTFOLIO
At June 30, 2018, the Company’s hedge portfolio, which includes cash held as natural hedges and derivative contracts, was as follows:

	2018	2019	2020	2021	2022
Foreign Currency
Canadian dollars[1] (millions of C$)	-	60
Canadian dollar option contracts (millions of C$)	107	60
Rate range[2,3] ($/C$)	1.30 - 1.45	1.25 - 1.39
Hedge ratio	72%	38%

Euros[4] (millions of €)	50	100
Euro option contracts (millions of €)	30	-
Rate range[5] (€/$)	1.08 - 1.19	-
Hedge ratio	62%	38%

Commodities[6]
Brent oil contracts (barrels)[7]	244	366	333	336	336
Contract price range ($/barrel of crude oil)	42 - 60	44 - 60	50 - 62	54 - 65	53 - 65
Hedge ratio	70%	56%	47%	50%	50%

WTI oil contracts (barrels)[7]	195	426	405	276	276
Contract price range ($/barrel of crude oil)	36 - 60	40 - 60	43 - 60	46 - 62	45 - 62
Hedge ratio	70%	75%	75%	50%	50%

1	During the first quarter 2018, the Company purchased C$60 million in cash at a rate of 1.3090 to be used for 2019 expenditures related to Canadian mining operations and projects.

2
During the first quarter 2018, the Company sold a U.S. dollar call option. If the option is exercised on December 31, 2018 the Company will be required to purchase C$60 million of forward contracts at a strike price of C$1.34 in 2019.

3
The Company purchased Canadian dollar collar options, which consist of U.S. dollar put and call options. The strike prices for the put options are C$1.30 and C$1.25. The strike prices for the call options are C$1.39, C$1.42 and C$1.45. The Company will recognize a gain from the difference between a lower market price and the set U.S. dollar put strike price. The Company will incur a loss from the difference between a higher market price and the set call strike price.

4
During the second quarter 2018, the Company purchased €50 million in cash at a rate of 1.1990 to be used for 2018 expenditures and €100 million in cash at a rate of 1.1960 to be used for 2019 expenditures, all related to West African mining operations and projects. This cash was invested in short-term deposits with initial maturities of three months or less (€50 million) and short-term investments (€100 million).

5
The Company purchased euro collar options, which consist of euro put and call options. The strike price for the put options is $1.08. The strike price for the call options is $1.19. The Company will incur a loss from the difference between a lower market price and the set euro put strike price. The Company will recognize a gain from the difference between a higher market price and the set call strike price.

6
The Company purchased Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2018 through 2022. The Company will incur a loss from the difference between a lower market price and the set put strike price. The Company will recognize a gain from the difference between a higher market price and the set call strike price.

7	Quantities of barrels are in thousands.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	June 30, 2018	August 7, 2018
Common shares	466.6	466.6
Share options	7.1	7.1
CASH FLOW

	Three months ended June 30,		Six months ended June 30,
($ millions)	2018	2017	2018	2017
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$50.6	$86.2	$156.6	$153.1
Investing activities	(91.4)	128.1	(158.3)	74.9
Financing activities	(3.3)	(517.1)	(4.0)	(109.1)
Effects of exchange rate fluctuation on cash and cash equivalents	(5.1)	5.9	(2.6)	5.3
Increase (decrease) in cash and cash equivalents	(49.2)	(296.9)	(8.3)	124.2
Cash and cash equivalents, beginning of the period	705.0	1,073.1	664.1	652.0
Cash and cash equivalents, end of the period	$655.8	$776.2	$655.8	$776.2
OPERATING ACTIVITIES
Net cash from operating activities for the second quarter 2018 was $50.6 million, down $35.6 million from the same prior year period. The decrease was primarily due to changes in movements in non-cash working capital items and non-current ore stockpiles ($41.1 million), and lower earnings after non-cash adjustments ($3.3 million), partially offset by higher net settlement of derivatives ($3.4 million), lower income taxes paid ($3.2 million), and dividends received from Sadiola ($2.1 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the second quarter 2018 was $91.4 million, down $219.5 million from the same prior year period. The decrease was primarily due to net proceeds from the sale of a 30% interest in the Côté Gold Project ($96.5 million) and a reduction in restricted cash related to environmental indemnities related to the Doyon division ($92.1 million) in the second quarter 2017, as well as, higher spending on property, plant and equipment ($13.8 million) and exploration and evaluation assets ($11.6 million) in the second quarter 2018.
FINANCING ACTIVITIES
Net cash used in financing activities for the second quarter 2018 was $3.3 million, down $513.8 million from the same prior year period. The decrease was primarily due to the redemption of the 6.75% senior notes ($505.6 million) and a long-term prepayment for a finance lease ($4.9 million) in the second quarter 2017.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2017 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2017 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2017 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2017 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the second quarter 2018 and their design remains effective.
LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 3 of the Company's audited annual consolidated financial statements for the year ended December 31, 2017.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by NI 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures either by the Company or the project operator as the case may be (see references news releases), and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

ADOPTION OF NEW ACCOUNTING STANDARDS AND NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

For a discussion of new accounting standards adopted and new accounting standards issued but not yet effective that may impact the Company, refer to notes 3 and 4, respectively, of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
IAMGOLD’s vision challenges it to generate superior value for its stakeholders through accountable mining. The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
These practices ensure management is forward looking in its assessment of risks. Identification of key risks occurs in the course of business activities, while pursuing business approved strategies and as part of the execution of risk oversight responsibilities at the Management and Board of Directors level.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.
NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended June 30,		Six months ended June 30,
($/oz of gold)	2018	2017	2018	2017
Average realized gold price[1]	$1,299	$1,251	$1,316	$1,241
Total cash costs[2,3]	812	735	773	751
Gold margin	$487	$516	$543	$490

1	Refer to page 23 for calculation.

2	Refer to page 25 for calculation.

3	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

______________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2018	2017	2018	2017
Revenues	$277.4	$274.5	$591.9	$535.0
Royalty revenues	(0.1)	(0.1)	(0.2)	(0.2)
By-product credit and other revenues	(0.7)	(1.5)	(1.3)	(2.6)
Revenues - owner-operator	$276.6	$272.9	$590.4	$532.2
Sales - owner-operator (000s oz)	214	219	449	429
Average realized gold price per ounce[1] - owner-operator ($/oz)	$1,299	$1,250	$1,316	$1,241
Revenues - Joint Ventures	$21.3	$19.8	$41.4	$39.1
Sales - Joint Ventures (000s oz)	16	16	31	32
Average realized gold price per ounce[1] - Joint Ventures ($/oz)	$1,303	$1,263	$1,316	$1,241
Average realized gold price per ounce[1,2] ($/oz)	$1,299	$1,251	$1,316	$1,241

1	Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.

2	Average realized gold price per ounce sold, consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.
NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2018	2017	2018	2017
Net cash from operating activities	$50.6	$86.2	$156.6	$153.1
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	(5.5)	(3.0)	(8.3)	(2.3)
Inventories and non-current ore stockpiles	23.3	(1.9)	40.0	0.8
Accounts payable and accrued liabilities	5.0	(13.4)	4.7	0.7
Net cash from operating activities before changes in working capital	$73.4	$67.9	$193.0	$152.3

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

ADJUSTED NET EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as loss on redemption of 6.75% Senior Notes, changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.
The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated interim statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2018	2017	2018	2017
Earnings (loss) before income taxes and non-controlling interests	$(16.8)	$565.1	$41.1	$557.0
Adjusting items:
Write-down of related party loan receivable	10.9	—	10.9	—
Adjustment to depreciation and write-down of assets	12.7	0.3	15.4	4.7
Retrenchment expense at Joint Venture	2.4	—	2.4	—
Reversal of impairment charges	—	(524.1)	—	(524.1)
Gain on sale of a 30% interest in the Côté Gold Project	—	(19.2)	—	(19.2)
Loss on redemption of 6.75% Senior Notes	—	—	—	20.2
Changes in estimates of asset retirement obligations at closed sites	0.4	0.7	0.8	1.3
Unrealized (gain) loss on non-hedge derivatives and warrants	2.6	(0.6)	4.3	(1.2)
Foreign exchange (gain) loss	11.0	(6.0)	9.9	(6.8)
Other	—	4.9	—	5.6
	40.0	(544.0)	43.7	(519.5)
Adjusted earnings before income taxes and non-controlling interests	23.2	21.1	84.8	37.5
Income taxes	(7.4)	(53.5)	(19.2)	(62.2)
Tax on foreign exchange translation of deferred income tax balances[1]	0.9	—	(4.7)	—
Tax impact of adjusting items	(1.6)	41.8	(2.3)	40.4
Non-controlling interests	(2.0)	(5.1)	(5.8)	(6.3)
Adjusted net earnings attributable to equity holders of IAMGOLD	$13.1	$4.3	$52.8	$9.4
Adjusted net earnings attributable to equity holders ($/share)	$0.03	$0.01	$0.11	$0.02
Basic weighted average number of common shares outstanding (millions)	466.5	464.6	466.4	461.1
Effective adjusted tax rate (%)	35%	55%	31%	58%

1	Adjustment added for periods beginning the first quarter 2018.
After adjusting reported earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings attributable to equity holders of IAMGOLD in the second quarter 2018 of $13.1 million.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended June 30,		Six months ended June 30,
($ millions, except where noted)	2018	2017	2018	2017
Cost of sales[1], excluding depreciation expense	$175.5	$167.1	$349.9	$329.2
Less: cost of sales for non-gold segments[2], excluding depreciation expense	—	0.5	—	—
Cost of sales for gold segments, excluding depreciation expense	175.5	166.6	349.9	329.2
Adjust for:
By-product credit (excluded from cost of sales)	(0.7)	(1.1)	(1.2)	(1.8)
Stock movement	0.8	(1.0)	(0.9)	2.9
Normalization of costs at Westwood	—	—	—	(0.7)
Other mining costs	(6.4)	(4.1)	(12.5)	(10.2)
Cost attributed to non-controlling interests[3]	(11.0)	(10.6)	(21.9)	(21.4)
	(17.3)	(16.8)	(36.5)	(31.2)
Total cash costs - owner-operator	$158.2	$149.8	$313.4	$298.0
Attributable gold production - owner-operator (000s oz)	198	208	412	405
Total cash costs[4] - owner-operator ($/oz)	$799	$723	$761	$736
Total cash costs - Joint Ventures	$15.4	$13.7	$29.3	$29.9
Attributable gold production - Joint Ventures (000s oz)	16	15	31	32
Total cash costs[4] - Joint Ventures ($/oz)	$962	$910	$933	$937
Total cash costs[5]	$173.6	$163.5	$342.7	$327.9
Total attributable gold production (000s oz)	214	223	443	437
Total cash costs[4,5] ($/oz)	$812	$735	$773	$751

1	As per note 31 of the Company’s consolidated interim financial statements.

2	Non-gold segments consist of Exploration and evaluation and Corporate.

3	Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.

4	Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.

5	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018

ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including capitalized stripping, underground mine development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for its owner-operator mines (includes Essakane, Rosebel, Westwood), and in total (includes owner-operator mines and Joint Ventures).
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended June 30,		Six months ended June 30,
($ millions, attributable, except where noted)	2018	2017	2018	2017
AISC - owner-operator
Cost of sales[1], excluding depreciation expense	$164.0	$155.2	$326.6	$306.7
Sustaining capital expenditures[1]	40.4	32.6	76.1	64.0
By-product credit, excluded from cost of sales	(0.7)	(1.0)	(1.2)	(1.7)
Corporate general and administrative costs[2]	9.9	8.5	19.4	18.6
Environmental rehabilitation accretion and depreciation	1.9	2.8	4.3	5.7
Normalization of costs at Westwood	—	—	—	(0.7)
	$215.5	$198.1	$425.2	$392.6
AISC - Joint Ventures
Cost of sales for Joint Ventures, excluding depreciation expense	$15.8	$12.2	$29.6	$27.2
Adjustments to cost of sales[3] - Joint Ventures	0.1	2.9	0.2	3.9
	$15.9	$15.1	$29.8	$31.1
AISC[4]	$231.4	$213.2	$455.0	$423.7

Attributable gold sales - owner-operator (000s oz)	199	203	419	399
AISC - owner-operator[5] ($/oz)	$1,086	$975	$1,017	$983
AISC - owner-operator, excluding by-product credit[5] ($/oz)	$1,089	$980	$1,020	$987
Attributable gold sales (000s oz)	215	219	450	431
AISC[4,5] ($/oz)	$1,077	$975	$1,012	$983
AISC excluding by-product credit[4,5] ($/oz)	$1,080	$979	$1,015	$987

1
Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 31 of the consolidated interim financial statements for cost of sales of total gold mines excluding Joint Ventures, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 9 for 2018 sustaining capital expenditures, on a 100% basis.

2	Corporate general and administrative costs exclude depreciation expense.

3	Adjustments to cost of sales consist primarily of sustaining capital expenditures, by-product credit and environmental rehabilitation and depreciation.

4	Consists of Essakane, Rosebel, Westwood and the Joint Ventures on an attributable basis.

5	AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – JUNE 30, 2018